+44 207 453 1020

November 14, 2011

VIA ELECTRONIC MAIL AND EDGAR

Re:	European Investment Bank Amendment No. 1 to Registration Statement under Schedule B (File No. 333-177074), originally filed September 29, 2011

Dear Ms. Bavaria,

On behalf of the European Investment Bank (the “EIB” or the “Registrant”), we set forth below the Registrant’s responses to your comment letter, dated October 20, 2011, relating to the registration statement of the EIB under Schedule B (File No. 333-177074) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2011.

In response to certain of the comments made by the Staff of the Commission (the “Staff”), the Registration Statement will be amended as described below.  With this letter, the Registrant is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and, unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

The numbered paragraphs below set forth the Staff’s comments together with the EIB’s responses.  Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Registration Statement.

General

1.           In the prospectus or incorporated documents, please discuss any material impact that the recent economic conditions in Europe, including with respect to the European sovereign debt, has had or is expected to have on the European Investment Bank’s results of operations, non-performing loans or liquidity or ability of the European Investment Bank to service the registered debt securities.

After careful consideration of the Staff’s comment, the EIB has concluded that the recent economic conditions in Europe, including the European sovereign debt crisis, have not resulted and are not currently expected to result in a material change in the EIB’s results of operations, non-performing loans, liquidity or ability to service its registered debt securities, as disclosed in the Registration Statement or the documents incorporated by reference therein.  The EIB believes that such disclosure currently provides investors with all necessary material information about the EIB’s profitability, financial strength, loan portfolio and credit risk.  In particular, the EIB notes that (i) the consolidated balance sheet information and related footnote disclosure under Note D contained in the Registrant’s annual report for the fiscal year ended December 31, 2010 (filed on Form 18-K (File No. 001-05001) on April 18, 2011) provide detailed information, as of December 31, 2010, about the EIB’s loan portfolio, amount on non-performing loans and geographical breakdown of lending by country in which projects are allocated, and (ii) the consolidated balance sheet information and related footnote disclosure under Note B contained in the Registrant’s unaudited condensed semi annual financial statements as at June 30, 2011 (filed on Form 18-K/A (File No. 001-05001) on August 3, 2011) provide updated summary information about the EIB’s outstanding loans as of June 30, 2011.

The EIB will continually monitor any future developments that might have or reasonably be expected to have a material impact on its results of operations, financial position or liquidity, and will provide disclosure on any such material developments in prospectus supplements filed from time to time in connection with any take-downs of debt securities registered by Amendment No. 1 or in future filings with the Commission on Form 18-K or Form 18-K/A.

Mission, page 3

2.           To the extent material, please discuss the role of the European Investment Fund.

The EIB respectfully submits that the information requested by the Staff can be found on page 84 of Exhibit 1 to the annual report for the fiscal year ended December 31, 2010 (filed on Form 18-K (File No. 001-05001) on April 18, 2011 and incorporated by reference in the Registration Statement).

Constitution and Membership, page 7

3.           Please revise the disclosure in the second sentence of the second paragraph to expand on the specifics of the Statute.

The Registrant respectfully notes that the Statute of the European Investment Bank (version dated December 1, 2009) was filed as an exhibit to Amendment No. 2 to the EIB’s annual report on Form 18-K/A for the fiscal year ended December 31, 2008 and is incorporated by reference in the Registration Statement. Considering the plain and succinct formulation of the Statute’s clauses, the EIB does not believe that any additional disclosure related to these clauses would be material to investors.

4.           Please update the disclosure regarding the Member States to the most recent practicable date. In addition to the disclosure of EIB’s subscribed capital held by each Member State, disclose the amount of uncalled and called capital.

In response to the Staff’s comments, the EIB will update the disclosure regarding the Member States to the date of this letter and will expand the table on page 7 of the Registration Statement to indicate the amount of called and uncalled capital held by each Member State.  Please see page 7 of Amendment No. 1.

Administration, page 7

5.           Please disclose the terms of the board of governors and the board of directors. Also, clarify the voting requirements for each material type of proposal that the board of governors or the board of directors may consider.

The EIB respectfully submits that the terms of the EIB’s board of directors are set out in the EIB’s Statute.  The terms of the ministers designated by Member States to serve on the EIB’s board of governors are not specified in the Statute.

The quorum and voting requirements applicable to the board of governors and the board of directors are set forth in the EIB’s Statute.  Considering the plain and succinct formulation of the Statute’s clauses, the EIB does not believe that any additional disclosure related to the pertinent clauses would be material to investors.

Legal Status, page 8

6.           Please explain whether the phrase “national courts” applies to the U.S. legal system and which courts would be deemed “national courts.”

The EIB respectfully submits that the discussion contained in the third paragraph of the section of the Registration Statement captioned “Legal Status” is limited to the legal systems of the European Union member countries (the “Member States”).  Accordingly, the reference to “national courts” included in this paragraph is to the national courts of Member States and the pertinent sentence will be amended to clarify this point.  Please see  page 8 of Amendment No. 1.

The Registrant refers to the sections of the Registration Statement captioned “Governing Law, Jurisdiction and Consent to Service” and “Enforcement of Civil Liabilities against the EIB” for a discussion concerning the scope and limitations of the investors’ ability to serve process on and assert actions against the Registrant in the United States and obtain satisfaction of judgments rendered against it by United States courts.

EIB Lending Activities, page 9

7.           In the second bullet point, please clarify the meaning of the third sentence.

In response to the Staff’s comments, the pertinent sentence in the second bullet point, as well as the analogous sentence in the first bullet point, will be clarified.  Please see  page 9 of Amendment No. 1.

Form 18-K for Fiscal Year Ended December 31, 2010

Exhibit II

8.           Please disclose the schedule of outstanding borrowings as of the most recent date practicable.

The EIB submits that it ordinarily files with the Commission, as an exhibit to the relevant annual report on Form 18-K, a schedule of outstanding borrowings providing detailed information, as of the end of each fiscal year, with respect to (among other things) the outstanding amounts, the currency, the issue and maturity dates and the interest rate of all its funded debt.  In addition, updated information regarding the EIB’s funded debt is also provided in summary form, at the end of each interim semi annual period, in Note C to the Registrant’s unaudited condensed semi annual financial statements, which are ordinarily filed with the Commission on Form 18-K/A.

The Registration Statement incorporates by reference the EIB’s schedule of outstanding borrowings as of December 31, 2010 (provided as an exhibit to the EIB’s annual report for the fiscal year ended December 31, 2010, filed on Form 18-K (File No. 001-05001) on April 18, 2011) as well as Note C to the Registrant’s unaudited condensed semi annual financial statements as at June 30, 2011 (filed on Form 18-K/A on August 3, 2011 (File No. 001-05001)).  The EIB believes that there has been no change to such information that would be material to investors and respectfully notes that the Registration Statement will incorporate by reference future filings made by the Registrant on an annual or semi annual basis providing the information referenced in the preceding paragraph.  Accordingly, the Registrant does not believe that any additional updated disclosure related to its outstanding borrowings would be meaningful to investors.

*           *           *           *

The EIB hopes that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact me at +44 20 7453 1020 or, in my absence, Francesco Lione at +44 20 7453 1067.

Sincerely,

/s/ Philip J. Boeckman

Philip J. Boeckman

Ms. Ellie Bavaria
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Copy to:

Nicola Barr
Richard Schnopfhagen
Sandeep Dhawan
Aikaterini Vatikioti
European Investment Bank
100, boulevard Konrad Adenauer
L-2950 Luxembourg
Grand Duchy of Luxembourg